2021 2Q Earnings Release July 22, 2021 Exhibit 99.1

Disclaimer This presentation was prepared and circulated to release the informations regarding the company’s business performance to shareholders and investors prior to the completion of auditing for the period of the second quarter of 2021. As figures in this presentation are based on unaudited financial statements, certain contents may be subject to modification in the course of auditing process. This presentation contains certain forward-looking statements relating to the business, financial performance and results of the company and/or the industry in which it operates. The forward-looking statements set forth herein concern future circumstances and results and other statements that not historical facts, and are solely opinions and forecasts which are uncertain and subject to risks. Therefore, the recipients of this presentation shall be aware of that the forward-looking statements set forth herein may not correspond to the actual business performance of the company due to changes and risks in business environments and conditions. The sole purpose of this presentation is to assist persons in deciding whether they wish to proceed with certain investments to the company. The company does not make any representation or warranty, expressly or impliedly, as to the accuracy and completeness of this presentation or of the information contained herein and shall not have any liability for the informations contained in this presentation.

2Q 2021 Earnings Release Appendix Contents 2021 Business Outlook Major Business Strategies Global Steel Business Strategies 2021 Safety Management Enhancement Strategies Technology Development Plan to Reach Net Zero Business Performance (Parent/Consolidated) Financial Structure Subsidiary Performance

7,793 7,852 △111 +98 8,920 9,559 9,448 9,018 7,762 8,812 54.5 57.4 8,999 59.9 +187 +2.5%p 2Q20 2Q21 ○ Product production went up in an effort to meet the demand, while crude steel production lowered due to maintenance ○ Sales volume and domestic portion increased as domestic sales, mostly from HR and Plate, expanded Sales volume (QoQ, k tons) : HR +256, Plate +57, CR/Coated △117, etc ※ Major maintenance : [Pohang] 3 FINEX(5 days), 2CAL (15 days), etc. [Gwangyang] No.1, 2, 4 BF wall repair, CR #2 (18 days), etc WTP 23.8 32.5 32.2 △0.3%p Production (QoQ, k tons) : HR +252, Plate +106, CR/Coated △229, etc (k tons) 2Q20 1Q21 2Q21 QoQ Carbon Steel 7,460 8,432 8,543 +111 STS 392 488 475 △13 2Q20 1,711 1Q21 2,728 4 △2.1%p 77.0% 95.3% 93.2% 2Q21 2,768 QoQ +40 Business Performance_Sales/Production(Parent) Production Sales Sales Volume Domestic Sales Ratio (thousand tons, %) WTP Sales Ratio* QoQ QoQ * Utilization rate : Crude Steel Production / Crude Steel Capacity *Un-ordered and semi-product figure excluded in total sales volume 1Q21 2Q20 2Q21 1Q21 Crude Steel Product (thousand tons) Utilization Rate* [WTP Sales Volume(k tons)] [Carbon Steel/STS Production Volume]

+1,477 +535 +3.5%p ○ Reached the highest OP level since 3Q10, led by price and sales volume increase, despite raw material price hike 【Operating Profit】 7,800 9,277 Sales price (carbon steel, thousand won/t) : 1Q21) 763 → 2Q21) 901 (+138) 2Q Raw material applied cost (’1Q21 price =100 ): Iron ore 122, coking coal 115 5 +2,224 +649 +2.3%p 13,722 16,069 18,293 ○ Consolidated OP recorded 2.2 trillion KRW as both domestic and overseas steel businesses, including POSCO and PT.KP, outperformed Price uptrend 1,608 1,073 1Q21 +1,265 △755 Production decline, raw material cost hike , etc 2Q21 13.8% 1,073 5,885 △108 △1.8% 17.3% 1,608 (billion KRW) +25 Sales volume increase 1,552 9.7% 2,201 12.0% 168 1.2% Business Performance_Parent/Consolidated Parent Consolidated QoQ (billion KRW) QoQ (billion KRW) Revenue Operating Profit OP Margin Revenue Operating Profit OP Margin (billion KRW) 2Q20 1Q21 2Q21 QoQ Steel △197 1,334 2,048 +714 Overseas (U$ m) △77 212 353 +141 Global & Infra. 282 347 286 △61 New Growth △10 43 44 +1 【Aggregated Operating Profit】 2Q20 2Q21 1Q21 2Q20 2Q21 1Q21

○ Liabilities ratio dropped by 4.1%p QoQ, as major group affiliates as POSCO and POSCO E&C repaid debt ○ Debt/EBITDA improved as debt and cash decreased due to debt repayment and operating profit increased Debt : The 3rd Global bond △U$0.7 billion, Public Bond △150 billion KRW △1,348 △567 △885 QoQ QoQ △0.3 △0.4 △927 1.3 10,938 8,452 1.0 10,371 7,525 2.8 12,065 8,562 2.3 21,625 17,568 4.4 24,089 16,892 1.9 20,277 16,683 6 Debt (billion KRW) : POSCO E&C △180, P-Energy △152, PT.KP △138, P-Maharashtra △109, etc Financial Structure Parent 3.8 Consolidated Total Debt (billion KRW) Cash Balance (billion KRW) Debt/EBITDA Cash Balance (billion KRW) Total Debt (billion KRW) Debt/EBITDA* 2Q20 2Q21 1Q21 2Q20 2Q21 1Q21 * Based on Moody’s standard (Consider unrecorded liabilities in debt and net finance cost in EBITDA) 【Liabilities ratio, EBITDA】 【Liabilities ratio, EBITDA】 (billion KRW) 2Q20 1Q21 2Q21 QoQ Liabilities ratio 72.5% 68.3% 64.2% △4.1%p EBITDA 1,069 2,452 3,090 +638 (billion KRW) 2Q20 1Q21 2Q21 QoQ Liabilities ratio 26.9% 27.6% 26.1% △1.5%p EBITDA 482 1,673 2,209 +536

Subsidiary Performance _Domestic

POSCO International

- **Both revenue and OP went up supported by improved trading, as steel sector**
  - Revenue and OP better off as steel product sales volume and price went up
  - Sales volume from other sectors, as agriculture and auto parts, improved



QoQ
Revenue
Operating Profit
(billion KRW)
4,686
123
2Q20
6,303
83
1Q21
7,747
109
2Q21
+1,444
+26

POSCO E&C

- **Profit fell QoQ due to one-off expenses, as promotion expenses for apartment applications**



QoQ
Revenue
Operating Profit
(billion KRW)
1,912
114
2Q20
1,567
129
1Q21
1,632
109
2Q21
+65
△20

POSCO Energy

- **OP downturned as electricity price declined as entering the slow season and LNG unit price hike pressured the margin**
  - Capacity Price per unit declined (QoQ) : △63%
  - LNG direct purchase price per unit increase (QoQ) : +33%



QoQ
Revenue
Operating Profit
(billion KRW)
466
41
2Q20
424
72
1Q21
350
5
2Q21
△74
△67

POSCO Chemical

- **Profit increased due to higher cathode material price, enhanced production efficiency backed by mass production, and production cost reduction**
  - Cathode materials price increase (QoQ) : +8%



QoQ
Revenue
Operating Profit
(billion KRW)
329
3
2Q20
455
34
1Q21
467
36
2Q21
+12
+2

With POSCO

2Q21 Earnings Release | Jul 22, 2021 7

Subsidiary Performance _Overseas

PT. Krakatau POSCO

- **Profitability enhanced as sales volume for plate and export portion went up, on top of booming market**
  - Price increase (QoQ) : [Slab] +25%, [Plate] +31%



QoQ
Revenue
Operating Profit
(USD million)
344
△28
2Q20
455
51
1Q21
619
129
2Q21
+164
+78

Zhangjiagang STS (PZSS)

- **Margin better off as price uptrend continued as demand picked up from auto and white goods and preemptive low-cost raw material purchase took place**
  - Average Sales Price increase (QoQ) : +6%



QoQ
Revenue
Operating Profit
(USD million)
647
8
2Q20
765
20
1Q21
824
38
2Q21
+59
+18

POSCO Maharashtra

- **Profit rose as sales price edged up due to pricing negotiation with major automakers resumed applying the market situation**
  - Sales volume(k tons) : 1Q21) 340 → 2Q21) 349 (+9)
  - Price increase (QoQ) : +13%



QoQ
Revenue
Operating Profit
(USD million)
25
△13
2Q20
316
52
1Q21
370
62
2Q21
+54
+10

PY VINA

- **Profit improved as domestic sales volume expanded due to less low-cost H-beam imports in the market and price continued its uptrend**
  - Domestic sales volume (k tons) : 1Q21) 75 → 2Q) 87 (+12)
  - Price increase (QoQ): +16%



QoQ
Revenue
Operating Profit
(USD million)
61
△9
2Q20
85
10
1Q21
147
12
2Q21
+62
+2

With POSCO
2Q21 Earnings Release | Jul 22, 2021 8

Global Steel Business Strategies

Build global crude steel capacity to reach over 60 million tons+α by 2030

Maintain the "Global Top Tier" level through stabilizing existing business and expanding in growth markets

- **Capacity : (2020) 46 million tons** (Domestic 41, Indonesia 3, China 1, Vietnam 1) → **(2030) 60 million tons, globally**

Growth market

Expand biz integration utilizing existing productions

Indonesia

- **Preoccupy the local market by engaging PT.KP**
  - Continue improving profitability of existing mills, while reviewing plans to expand up/downstream process
  - * Current Capacity (million tons) : Crude steel 3, Plate 1.4

India

- **Pursue partnership in building integrated system in link with existing downstream**
  - Secure high-growth market by cooperating with local mills with P-Maharashtra
  - * Current Capacity (million tons) : CR 1.8, Coated 0.5, Electric 0.3

Vietnam

- **Pursue joint business by utilizing P-Vietnam land**
  - Form JV with local partners to build coating production line and wind-power generating tower production line
  - ·~21/E) Sign contract and start construction , '23) Complete construction

Mature market

Stabilize business in cooperation with local mills

China

- **Build secure supply system through JV on coated line for automobiles**
  - Signed JV contract with HBIS (Jun, 2021)
  - ·Scheduled capacity for coated Steel 1.4 mil tons , CAPEX U$0.3 billion
  - · Jan 2022) Start construction, 2023/E) Complete construction

Mexico

- **Secure stable supply source for P-Mexico and plan to expand business in the Northamerican market**
  - Pursue JV on EAF and downstream with local mills
  - · Scheduled to build 1.5 million tons of crude steel production
  - ·To finalize the business model by the end of 2021

With POSCO
2Q21 Earnings Release | Jul 22, 2021 9

2021 Safety Management Enhancement Strategies

Prohibit serious accidents from occurring by levelling up the basic safety management standards

Accident status



No. of Injured employees
No. of seriously injured employees
2019
25
3
2020
21
5
1Q21
4
1
Pohang) Raw material loading accident (Feb 8, 2021)
2Q21
5
Zero

Zero serious accidents since Mar 2021

Strategies

Improve safety management system

- **Increase Board control through ESG committee (Mar 12~)**
  - Build prior reviewing and progress monitoring process on health and safety agenda
  - Establish corporate level of key safety execution strategies (Apr 9)
  - Set out 2021 health and safety strategies (May 14)
- **Strengthen safety organization**
  - Levelled up the person-in -charge : Sr.EVP → representative Director
  - Launched the Control tower and related organizations
    - Safety & Environment Div. (64 per) : Control tower
    - 3 Div. include. Cooperative safety support section (27 per) : Expand mgmt. coverage
    - Safety/Environment audit group (11 per) : audit/risk prevention
- **Safety awareness through activities involving all employees**
  - Establish system to draw out active employee participation, as Safety report center and incentive for no-accident record, etc.
- **Enhance competency for safety evaluation and its credibility and ability for post-accident research**
  - Cooperate with outside consulting agency to evaluate safety system and prevent accident reoccurrence

Strengthen education and training

- **Conduct special safety education for all employees**
- **Improve education targeting each level and division**

Review safety mgmt. status of subcontractors

- **Provide equivalent level of education to subcontractors as HQ and reinforce manpower for safety competency**
  - Encourage retired HQ plant leader/part-leader to work for safety and environment deputy in subcontractor worksites
  - Establish professional department that supports safety check and evaluation process for subcontractors

Fortify facilities and infrastructure

- **Safety check on outdated facilities and infrastructure and swift improvement on highly dangerous facilities**

☞ **Increase allocation for health and safety budget** (732 billion KRW, +247 billion YoY) **and implement fast-track process for related budget execution**

With POSCO

2Q21 Earnings Release | Jul 22, 2021

Technology Development Plan to Reach Net Zero

Fulfill the vision become net zero by 2050 through BF process enhancement and technology development for HyREX*

* Hydrogen-based Reduction

Improve efficiency of operations & energy efficiency by smartization

- **Reduce coal usage through Smart technology (~2025)**
  - Detect uneven usage of raw materials by using IoT(Internet of Things) tech.
  - Improve operation efficiency by using auto-control through A.I.
- **Level-up the efficiency of power-generating facilities (~2030)**
  - Rationalize off-gas power plant
  - Build large-scale and highly-efficient power plant
  - Implement heat-recovery facility for FINEX and hearting furnace
- **Increase scrap ratio (under progress)**
  - Operating scrap ratio usage from 15% to 20%

Develop technology to reduce carbon emission from BF process

- **Develop technology to increase HMR ratio to 30% (~2025)**
  (Gradually apply from 2025)
  - Introduce steelmaking facilities that uses big volume of scraps
  - Review ways to implement EAF
- **Introduce Technology to reduce CO_2 emission from BF**
  - Inject Hydrogen-innate gas (LNG, COG) ('26)
  - Use BF-produced scrap or HBI*
    (Test underway, reviewing ways to expand the usage)
- **Develop and apply CCUS technology**
  - Make liquified CO_2 by using FINEX gas
    (Pursue to apply the facility by 2024)
  - Expand facility using FINEX-generated CO_2
    (Applied at Pohang No.5 cokes oven, run as government-funding project until 2024)

* Hot Briquetted Iron

Develop technology for HyREX

- **Expediate hydrogen-reduction technology based on FINEX fluidized reactor**
  - Experienced in running fluidized reactor on a commercial production level
  - Have cost advantage by using low-cost fine ore
- **Build demo plant to test commercial production (~2030)**
  - Government-funded project in place with steelmakers
- **Upgrade & complete technology (~2040)**
  - Secure production technology for high-quality and high-level of steel product
- **Gradually replace facilities (~2050)**
  - Start replacing facilities by step when national level of government-backed green hydrogen and green power infrastructure completes

With POSCO
2Q21 Earnings Release | Jul 22, 2021 11

12 4.2 6.4 19.1 6.9 37.0 66.4 2021 Business Outlook Parent Consolidated CAPEX (trillion KRW) Revenue (trillion KRW) Debt (trillion KRW) Crude Steel Production 38.2 million tons Product Sales 35.6 million tons

Summarized Financial Statements Appendix Summarized F/S_Parent (IS, BS) Summarized F/S_Consolidated (IS, BS)

14 Summarized F/S_Parent Income Statement (billion KRW) 2Q20 1Q21 2Q21 QoQ Crude Steel Production (thousand tons) 7,793 9,559 9,448 △111 Product Sales (thousand tons) 7,762 8,812 8,999 +187 STS 415 480 480 - Carbon Steel Sales Price (thousand KRW) 643 763 901 +138 Revenue 5,885 7,800 9,277 +1,477 Cost of Goods Sold 5,743 6,467 7,412 +945 Gross Profit 142 1,334 1,865 +531 SG&A 250 261 257 △4 Operating Profit △108 1,073 1,608 +535 (Operating Margin) (△1.8%) (13.8%) (17.3%) +3.5%p Non-Operating Profit 58 233 222 △11 Net Profit 7 952 1,318 +366 (Net Margin) (0.1%) (12.2%) (14.2%) +2.0%p

15 Summarized F/S_Parent Balance Sheet (billion KRW) 2Q20 1Q21 2Q21 QoQ Current Assets 20,017 20,398 21,058 +660 Cash Balance* 12,065 10,938 10,371 △567 Accounts Receivable 3,143 4,107 4,920 +813 Inventories 4,216 4,759 5,325 +566 Current Ratio 422.5% 354.5% 393.8% +39.2%p Non-Current Assets 37,603 37,662 37,943 +281 Other Long-term financial assets 1,176 1,190 1,282 +92 PP&E 20,187 20,079 19,931 △148 Total Assets 57,620 58,265 59,001 +736 Liabilities 12,217 12,585 12,198 △387 Current Liabilities 4,738 5,754 5,348 △406 Non-Current Liabilities 7,480 6,831 6,850 +19 Interesting-bearing Debt 8,562 8,452 7,525 △927 Liabilities Ratio 26.9% 27.6% 26.1% △1.5%p Equity 45,403 45,680 46,803 +1,123 * Cash Balance : Cash and cash equivalents, Short-term financial instruments, Short-term trading securities, Short-term securities, Current portion of held-to-maturity securities

16 Summarized F/S_Consolidated Income Statement (billion KRW) 2Q20 1Q21 2Q21 QoQ Revenue 13,722 16,069 18,293 +2,224 Gross Profit 734 2,138 2,823 +685 (Gross Margin) (5.3%) (13.3%) (15.4%) (+2.1%p) SG&A 566 585 623 +38 Operating Profit 168 1,552 2,201 +649 (Operating Margin) (1.2%) (9.7%) (12.0%) (+2.3%p) Non-Operating Profit △1 - 63 +63 Share of Profit(Loss) of Equity-accounted Investees △12 78 188 +110 Finance Income and Costs △21 △71 △54 +17 Foreign Currency Transaction & Translation Gain(Loss) 49 △126 12 +138 Net Profit 105 1,139 1,807 +668 (Net Margin) (0.8%) (7.1%) (9.9%) (+2.8%p) Profit Attributable to Owners of the Controlling Company 40 1,025 1,664 +639

17 Summarized F/S_Consolidated Balance Sheet (billion KRW) 2Q20 1Q21 2Q21 QoQ Current Assets 37,746 39,442 40,182 +740 Cash Balance* 16,892 17,568 16,683 △885 Accounts Receivable 8,562 8,954 9,422 +468 Inventories 9,744 10,253 11,427 +1,174 Current Ratio 206.7% 215.7% 226.4% +10.7%p Non-Current Assets 44,366 43,380 43,288 △92 Other Long-term financial assets 1,596 1,711 1,891 +180 PP&E 30,162 29,472 29,334 △138 Total Assets 82,112 82,823 83,470 +647 Liabilities 34,519 33,607 32,614 △993 Current Liabilities 18,266 18,289 17,744 △545 Non-Current Liabilities 16,253 15,318 14,870 △448 Interesting-bearing Debt 24,089 21,625 20,277 △1,348 Liabilities Ratio 72.5% 68.3% 64.1% △4.2%p Equity 47,593 49,216 50,855 +1,639 Owners of the Controlling Company 44,331 45,262 46,756 +1,494 * Cash Balance : Cash and cash equivalents, Short-term financial instruments, Short-term trading securities, Short-term securities, Current portion of held-to-maturity securities